EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges, the ratio of earnings to combined fixed charges and preferred stock dividends, as well as any deficiency of earnings are determined using the following applicable factors:

Earnings available for fixed charges are calculated first, by determining the sum of: (a) income from continuing operations before income taxes and equity income; (b) distributed equity income; (c) fixed charges, as defined below; and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest and net income attributable to noncontrolling interests.

Fixed charges are calculated as the sum of: (a) interest costs (both expensed and capitalized); (b) amortization of debt expense and discount or premium relating to any indebtedness; and (c) that portion of rental expense that is representative of the interest factor.

Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consist of the amount of pre-tax earnings required to cover dividends paid on our Series A convertible preferred stock.

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions)	2011	2010	2011	2010
Fixed Charges:
Interest expense	$124	$153	$251	$306
Capitalized interest	4	2	6	2
Portion of rental expense which represents interest factor	56	54	113	97

Total Fixed Charges	$184	$209	$370	$405

Earnings Available for Fixed Charges:
Pre-tax income	$401	$320	$751	$310
Distributed equity income of affiliated companies	27	16	28	17
Add: Fixed charges	184	209	370	405
Less: Capitalized interest	(4)	(2)	(6)	(2)
Less: Net income-noncontrolling interests	(8)	(9)	(16)	(17)

Total Earnings Available for Fixed Charges	$600	$534	$1,127	$713

Ratio of Earnings to Fixed Charges	3.26	2.56	3.05	1.76

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends:

Fixed Charges:
Interest expense	$124	$153	$251	$306
Capitalized interest	4	2	6	2
Portion of rental expense which represents interest factor	56	54	113	97

Total Fixed Charges before preferred stock dividends pre-tax income requirements	184	209	370	405
Preferred stock dividends pre-tax income requirements	9	10	19	16

Total Combined Fixed Charges and Preferred Stock Dividends	$193	$219	$389	$421

Earnings Available for Fixed Charges:
Pre-tax income	$401	$320	$751	$310
Distributed equity income of affiliated companies	27	16	28	17
Add: Fixed charges before preferred stock dividends	184	209	370	405
Less: Capitalized interest	(4)	(2)	(6)	(2)
Less: Net income-noncontrolling interests	(8)	(9)	(16)	(17)

Total Earnings Available for Fixed Charges and Preferred Stock Dividends	$600	$534	$1,127	$713

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	3.11	2.44	2.90	1.69